SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2017

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                            No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A copy of 2017 first quarterly report of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 27, 2017.

China Petroleum & Chemical Corporation
The First Quarterly Report for 2017

27 April 2017
Beijing, China

The First Quarterly Report for 2017
1	Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the "Company") and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The first quarterly report for 2017 was approved at the 13th meeting of the Sixth Session of the Board of Directors of Sinopec Corp. All the directors attended this meeting.

1.3
Mr. Wang Yupu, Chairman of the Board of Directors, Mr. Dai houliang, Vice Chairman and President, Mr. Wang Dehua, Chief Financial Officer and Head of the Corporate Finance Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The financial statements in this quarterly report were not audited.

The First Quarterly Report for 2017
2	Basic information of Sinopec Corp.

2.1	Principal financial data and indicators

2.1.1	Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (ASBE)
Units: RMB million
	As of 31 March 2017	As of 31 December 2016	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,478,917	1,498,609	(1.3)
Total equity attributable to equity shareholders of the Company	728,618	712,232	2.3

	Three months		Changes over the same period of the preceding year (%)
	2017	2016
Net cash flow from operating activities	13,276	34,285	(61.3)

Operating income	582,185	414,061	40.6
Net profit attributable to equity shareholders of the Company	16,633	6,190	168.7
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	16,540	6,403	158.3
Weighted average return on net assets (%)	2.31	0.97	1.34 percentage points
Basic earnings per share (RMB)	0.137	0.051	168.6
Diluted earnings per share (RMB)	0.137	0.051	168.6

Extraordinary gain/loss items	During the reporting period
(gains)/losses（RMB million）
Net loss on disposal of non-current assets	16
Donations	9
Government grants	(209)
Loss on holding and disposal of various investments	(49)
Other extraordinary income and expenses, net	100
Subtotal	(133)
Tax effect	33
Total	(100)
Equity shareholders of the Company	(93)
Minority interests	(7)

The First Quarterly Report for 2017
2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting standards (IFRS)
Units: RMB million
	As of 31 March 2017	As of 31 December 2016	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,478,917	1,498,609	(1.3)
Total equity attributable to owners of the Company	727,404	710,994	2.3

	Three months		Changes over the same period of the preceding year (%)
	2017	2016
Net cash generated from operating activities	13,276	34,285	(61.3)

Operating profit	25,435	13,027	95.2
Net profit attributable to owners of the Company	17,199	6,668	157.9
Basic earnings per share (RMB)	0.142	0.055	158.2
Diluted earnings per share (RMB)	0.142	0.055	158.2
Return on net assets (%)	2.36	0.94	1.42 percentage points

The First Quarterly Report for 2017
2.2	Total number of shareholders and top ten shareholders at the end of the reporting period

Total number of shareholders at the end of the reporting period	Total number of shareholders was 581,908, including 575,729 holders of domestic A shares and 6,179 holders of overseas H shares.
Top ten shareholders
Name of shareholders	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	85,792,671,101	70.86	0	State-owned share
HKSCC (Nominees) Limited [1]	25,379,488,185	20.96	Unknown	H share
中国证券金融股份有限公司	1,837,422,477	1.52	0	A share
香港中央结算有限公司	425,075,019	0.35	0	A share
中央汇金资产管理有限责任公司	322,037,900	0.27	0	A share
工银瑞信基金－工商银行－特定客户资产管理	143,920,994	0.12	0	A share
国泰君安证券股份有限公司	131,912,706	0.11	0	A share
交通银行股份有限公司－汇丰晋信双核策略混合型证券投资基金	91,105,218	0.08	0	A share
长江证券股份有限公司	80,057,295	0.07	0	A share
交通银行股份有限公司－汇丰晋信大盘股票型证券投资基金	78,296,296	0.06	0	A share
Note 1
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC (Nominees) Limited.

The First Quarterly Report for 2017
2.3	Review of operating results

In the first quarter of 2017, the global economy recovered moderately, and Chinese economy got off to a good start with GDP up by 6.9%. International crude oil prices fluctuated within a narrow range, to which domestic refined oil prices were adjusted in a timely manner.

Focusing on enhancing growth quality, improving profitability and asset upgrading, the Company endeavoured to coordinate all aspects of work, mainly emphasising on cost reduction, market expansion, structural adjustments, consolidating growth basis and reforms, which resulted in notable good operating results. In accordance with ASBE, net profit attributable to equity shareholders of the Company was RMB 16.633 billion in the first quarter, up by 168.7% compared with the same period last year. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB 17.199 billion, up by 157.9% compared with the same period last year.

Exploration and Production: The Company gave priority to high-efficiency exploration with efforts on enhancing progressive exploration and reservoir appraisal and made new oil discoveries in Shunbei area in Xinjiang, as well as new natural gas findings in Sichuan basin. In development, we adopted a profit-oriented approach, adjusting development activities and enhancing cost discipline. Our production of natural gas increased and Phase Two Fuling shale gas development project was progressed according to the plan. In the first quarter, the oil and gas production of the Company was 111.93 million barrels of oil equivalent, declined by 2.4%, out of which crude oil output down by 9.2% while natural gas up by 12.8%, compared with the same period last year. Exploration and Production Segment had an operating loss of RMB 5.764 billion, less than by RMB 6.762 billion compared with the same period last year.

Refining: The Company implemented market-oriented strategy, optimised resource allocation and managed to lower the purchasing cost of crude oil. We adjusted product mix and increased output of gasoline and kerosene with diesel-to-gasoline ratio further declining. We actively responded to challenges of abundant market supply by moderately increasing export of oil products and as a result, maintained our high utilisation rate. We brought our centralised marketing advantages fully into play to further improve margins of asphalt, lubricant, LPG and other products. We accelerated the quality upgrading of GB VI refined oil products and GB V regular diesel. In the first quarter, refinery throughput grew by 3.1% and refined oil products production grew by 1.9%, among which gasoline up by 2.8%, kerosene up by 7.1% and diesel down by 0.7% over the same period last year. Refining Segment realised an operating profit of RMB 16.754 billion, up by 24.6% compared with the same period last year.

Marketing and Distribution: The Company intensified marketing strategy of balancing profits and volume with priority on profits and gave full play of our advantages in integrated operation and marketing network, as well as optimising internal and external resources and adjusting marketing tactics, to maintain total sales volume of refined oil products stable. We improved our marketing network through planning and construction of service stations as well as revamping storage and transportation facilities of refined oil products. In the first quarter, total sales volume of refined oil products was 47.44 million tonnes, up by 0.5% over the same period last year. Total domestic sales volume of refined oil products was 41.94 million tonnes, down by 3.1%. We accelerated the

The First Quarterly Report for 2017
development of emerging business of which transaction volume reached RMB 13.48 billion, up by 51.3% compared with the same period last year. The operating profit of Marketing and Distribution Segment was RMB 9.161 billion, up by 19.1% compared with the same period last year.

Chemicals: The Company fine-tuned its alignment among feedstock, facilities and product mix to raise profitability. We seised market opportunity of strong profitability from ethylene and ethylene derivative products, optimised operations of facilities, increased production of products well received in the market and high-value-added products, as well as enhanced R&D, production and promotion efforts on high-value-added products with specialty and new products as a percentage of synthetic resins reaching 61.1% and differential ratio of synthetic fiber reaching 88.2%. We implemented differentiated marketing strategies through bringing our advantages in distribution network into full play. In the first quarter, ethylene production reached 2.941 million tonnes, up by 4.2%, chemical sales volume was 18.592 million tonnes, up by 19.0% over the same period last year. The operating profit of Chemicals Segment was RMB 8.509 billion, up by 87.0% compared with the same period last year.

Summary of Principal Operating Results for the First Quarter
Operating data	Unit	For three-month period ended 31 March		Changes (%)
		2017	2016
Exploration and production
Oil and gas production[1]	million boe	111.93	114.68	(2.40)
Crude oil production	million barrels	72.08	79.42	(9.24)
China	million barrels	60.67	66.35	(8.56)
Overseas	million barrels	11.41	13.07	(12.70)
Natural gas production	billion cubic feet	238.35	211.36	12.77
Realised crude oil price	USD/barrel	49.09	27.06	81.41
Realised natural gas price	USD/thousand cubic feet	5.00	5.47	(8.59)
Refining[2]
Refinery throughput	million tonnes	58.95	57.18	3.10
Gasoline, diesel and kerosene production	million tonnes	37.03	36.33	1.93
Gasoline	million tonnes	14.31	13.92	2.80
Diesel	million tonnes	16.21	16.32	(0.67)
Kerosene incl. jet fuel	million tonnes	6.51	6.08	7.07
Light chemical feedstock	million tonnes	9.97	9.74	2.36
Light product yield	%	76.30	77.05	(0.75) percentage points
Refining yield	%	95.29	94.93	0.36 percentage points
Marketing and Distribution
Total sales volume of refined oil products	million tonnes	47.44	47.21	0.49

The First Quarterly Report for 2017
Operating data	Unit	For three-month period ended 31 March		Changes (%)
		2017	2016
Total domestic sales of refined oil products	million tonnes	41.94	43.29	(3.12)
Retail	million tonnes	28.63	29.66	(3.47)
Direct sales & Distribution	million tonnes	13.31	13.63	(2.35)
Total number of Sinopec-branded service stations[3]	stations	30,752	30,603	0.49
Company-operated	stations	30,746	30,597	0.49
Throughput per station[4]	tonnes	3,725	3,879	(3.97)
Chemicals[2]
Ethylene	thousand tonnes	2,941	2,823	4.18
Synthetic resin	thousand tonnes	4,074	3,840	6.09
Synthetic rubber	thousand tonnes	227	205	10.73
Monomers and polymers for synthetic fiber	thousand tonnes	2,424	2,328	4.12
Synthetic fiber	thousand tonnes	308	311	(0.96)
Note:
1.	Conversion: for domestic production of crude oil, 1 tonne = 7.10 barrels; for overseas production of crude oil, 1 tonne=7.21 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet.
2.	Including 100% production of domestic joint ventures.
3.	The number of service stations in 2016 was the number as of 31 December 2016.
4.	Throughput per station was annualised.

Capital expenditure: The Company continued to focus on quality and profitability with total capital expenditures of RMB 2,716 million in the first quarter. Capital expenditures for exploration and production segment were RMB 1,461 million, mainly for Fuling shale gas development projects, LNG terminal projects and overseas projects. Capital expenditures for refining segment were RMB 804 million, mainly for building of Zhongke refining-chemical base, structural adjustment and GB VI quality upgrading of gasoline and diesel. Capital expenditures for marketing and distribution segment were RMB 180 million, mainly for depots and storage facilities, pipeline network and service stations. Capital expenditures for chemical segment were RMB 225 million, mainly for Zhongke refining-chemical base and Hainan aromatics project. Capital expenditure for corporate and others were RMB 46 million, mainly for R&D and information technology projects.

The First Quarterly Report for 2017
3	Significant events
3.1	Significant changes in major items contained in the consolidated financial statements prepared in accordance with ASBE and the reasons for such changes.
Items of Consolidated Balance Sheet	As of 31 March 2017	As of 31 December 2016	Increase/(decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Prepayments	4,915	3,749	1,166	31.1	Increase of natural gas procurement and rent of service stations.
Short-term debentures payable	0	6,000	(6,000)	(100.0)	Repayment of RMB 6 billion super short-term financing paper in the first quarter this year.
Specific reserve	1,245	765	480	62.7	Increase in unused safety production fund.

Items of consolidated income statement	For three-month period ended 31 March		Increase/(decrease)		Main reasons for changes
	2017	2016	Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Operating income	582,185	414,061	168,124	40.6	Significant increase in price of crude oil and petrochemical products, and increase in sales of petrochemical products compared with same period last year.
Operating costs	466,318	313,495	152,823	48.7	Increase in prices of crude oil and refined oil products purchased by the Company.
Financial expenses	827	1,826	(999)	(54.7)	Decrease of interest expense as a result of decrease in interest bearing debt, and increase of interest income as a result of increase in cash at bank and on hand.
Investment income	3,944	1,375	2,569	186.8	Increase of profit of joint ventures and associates of the company compared with the same period last year.
Profit before taxation	27,980	12,216	15,764	129.0
With significant increase of international crude oil price, upstream segment reduced losses; and growing demand for middle and downstream products helped to increase profitability as compared with the same period last year.

Income tax expense	6,297	3,181	3,116	98.0	Increase of profit of the Company compared with the same period last year.

The First Quarterly Report for 2017

Items of consolidated cash flow statement	For three-month period ended 31 March		Increase/(decrease)		Main reasons for changes
	2017	2016	Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Net cash flow from operating activities	13,276	34,285	(21,009)	(61.3)	Increase of net occupation of working capital due to increase of crude oil price etc. compared with the same period last year.
Cash received from returns on investments	357	3,120	(2,763)	(88.6)	Increase of recovery of entrusted loans in the first quarter last year.
Net cash received from the disposal of subsidiaries and other business entities	0	2,027	(2,027)	(100.0)	Cash received from disposal of Jingtian Company in the first quarter last year.
Cash paid for acquisition of investments	(1,668)	(11,934)	10,266	(86.0)	Increase of financial assets measured at fair value with the sum of RMB 11 billion in the first quarter last year.
Other cash paid relating to investing activities	(6,925)	(5)	(6,920)	-	Increase of 3-month time deposits.
Cash flows from financing activities	(5,131)	(14,208)	9,077	(63.9)	Decrease of mature debts during the reporting period.

3.2	This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
Chairman
Wang Yupu
27 April 2017

The First Quarterly Report for 2017

4.	Appendix

4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (“ASBE”)

Consolidated Balance Sheet
as at 31 March 2017

 Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	At 31 March 2017	At 31 December 2016
Current assets：
Cash at bank and on hand	135,050	142,497
Bills receivable	13,425	13,197
Accounts receivable	56,265	50,289
Prepayments	4,915	3,749
Other receivables	23,408	25,596
Inventories	159,934	156,511
Other current assets	19,702	20,422
Total current assets	412,699	412,261
Non-current assets：
Available-for-sale financial assets	11,521	11,408
Long-term equity investments	120,161	116,812
Fixed assets	671,709	690,594
Construction in progress	123,242	129,581
Intangible assets	86,246	85,023
Goodwill	6,346	6,353
Long-term deferred expenses	13,274	13,537
Deferred tax assets	8,112	7,214
Other non-current assets	25,607	25,826
Total non-current assets	1,066,218	1,086,348
Total assets	1,478,917	1,498,609
Current liabilities：
Short-term loans	29,748	30,374
Bills payable	6,039	5,828
Accounts payable	158,158	174,301
Advances from customers	95,104	95,928
Employee benefits payable	3,621	1,618
Taxes payable	44,431	52,886
Other payables	66,124	79,636
Short-term debentures payable	-	6,000
Non-current liabilities due within one year	36,750	38,972
Total current liabilities	439,975	485,543
Non-current liabilities：
Long-term loans	67,858	62,461
Debentures payable	54,887	54,985

The First Quarterly Report for 2017

Provisions	39,706	39,298
Deferred tax liabilities	6,967	7,661
Other non-current liabilities	15,917	16,136
Total non-current liabilities	185,335	180,541
Total liabilities	625,310	666,084
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	119,527	119,525
Other comprehensive income	(1,661)	(932)
Specific reserve	1,245	765
Surplus reserves	196,640	196,640
Retained earnings	291,796	275,163
Total equity attributable to shareholders of the Company	728,618	712,232
Minority interests	124,989	120,293
Total shareholders’ equity	853,607	832,525
Total liabilities and shareholders’ equity	1,478,917	1,498,609

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The First Quarterly Report for 2017

Balance Sheet
as at 31 March 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	At 31 March 2017	At 31 December 2016
Current assets：
Cash at bank and on hand	95,197	98,250
Bills receivable	756	471
Accounts receivable	34,493	38,332
Prepayments	2,894	3,454
Other receivables	49,366	45,643
Inventories	38,358	46,942
Other current assets	31,585	32,743
Total current assets	252,649	265,835
Non-current assets：
Available for sale financial assets	297	297
Long-term equity investments	270,484	268,451
Fixed assets	360,387	373,020
Construction in progress	47,315	49,277
Intangible assets	7,802	7,913
Long-term deferred expenses	1,745	1,980
Deferred tax assets	1,123	-
Other non-current assets	11,023	10,952
Total non-current assets	700,176	711,890
Total assets	952,825	977,725
Current liabilities：
Short-term loans	6,321	9,256
Bills payable	2,814	2,761
Accounts payable	64,973	75,787
Advances from customers	2,546	2,360
Employee benefits payable	1,443	312
Taxes payable	27,718	32,423
Other payables	106,288	113,841
Short-term debentures payable	-	6,000
Non-current liabilities due within one year	35,935	38,082
Total current liabilities	248,038	280,822
Non-current liabilities：
Long-term loans	63,881	58,448
Debentures payable	36,000	36,000
Provisions	30,125	29,767
Deferred tax liabilities	-	505
Other non-current liabilities	2,461	2,607
Total non-current liabilities	132,467	127,327

The First Quarterly Report for 2017

Total liabilities	380,505	408,149
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,769	68,769
Other comprehensive income	339	263
Specific reserve	653	393
Surplus reserves	196,640	196,640
Retained earnings	184,848	182,440
Total shareholders’ equity	572,320	569,576
Total liabilities and shareholders’ equity	952,825	977,725

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The First Quarterly Report for 2017

Consolidated Income Statement
for the three-month periods ended 31 March 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2017	Three-month periods ended 31 March 2016
I. Total operating income	582,185	414,061
II. Total operating costs	558,233	403,110
Including: Operating costs	466,318	313,495
Sales taxes and surcharges	58,169	55,101
Selling and distribution expenses	12,429	11,869
General and administrative expenses	17,911	18,621
Financial expenses	827	1,825
Exploration expenses, including dry holes	2,276	2,152
Impairment losses	303	47
Add: Loss from changes in fair value	-	(2)
Investment income	3,944	1,375
III. Operating profit	27,896	12,324
Add: Non-operating income	416	371
Less: Non-operating expenses	332	479
IV. Profit before taxation	27,980	12,216
Less: Income tax expense	6,297	3,181
V. Net profit	21,683	9,035
Attributable to:
Equity shareholders of the Company	16,633	6,190
Minority interests	5,050	2,845
VI. Total other comprehensive income	(901)	1,424
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	(570)	954
Available-for-sale financial assets	(9)	1
Share of other comprehensive income/(loss) of associates and jointly controlled entities	4	22
Foreign currency translation differences	(326)	447
VII. Total comprehensive income	20,782	10,459
Attributable to:
Equity shareholders of the Company	15,904	10,468
Minority interests	4,878	(9)
VIII. Earnings per share：
(i) Basic earnings per share (RMB)	0.137	0.051
(ii) Diluted earnings per share (RMB)	0.137	0.051

The First Quarterly Report for 2017

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The First Quarterly Report for 2017

Income Statement
for the three-month periods ended 31 March 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2017	Three-month periods ended 31 March 2016
I. Operating income	210,822	168,063
Less: Operating costs	158,751	117,829
Sales taxes and surcharges	38,558	39,828
Selling and distribution expenses	585	731
General and administrative expenses	9,425	10,202
Financial expenses	635	1,210
Exploration Expenses, including dry holes	2,190	2,152
Impairment losses	279	20
Add: Investment income	2,860	1,637
II. Operating profit	3,259	(2,272)
Add: Non-operating income	141	174
Less: Non-operating expenses	208	264
III. Profit before taxation	3,192	(2,362)
Less: Income tax expense	784	(557)
IV.Net profit	2,408	(1,805)
V. Total other comprehensive income	76	839
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	72	847
Share of other comprehensive income/(loss) of associates and jointly controlled entities	4	(8)
VI. Total comprehensive income	2,484	(966)

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The First Quarterly Report for 2017
Consolidated Cash Flow Statement
for the three-month periods ended 31 March 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2017	Three-month periods ended 31 March 2016
I. Cash flows from operating activities：
Cash received from sale of goods and rendering of services	662,996	493,696
Refund of taxes and levies	228	405
Other cash received relating to operating activities	16,280	17,867
Sub-total of cash inflows	679,504	511,968
Cash paid for goods and services	(532,989)	(355,202)
Cash paid to and for employees	(13,802)	(13,376)
Payments of taxes and levies	(95,096)	(84,477)
Other cash paid relating to operating activities	(24,341)	(24,628)
Sub-total of cash outflows	(666,228)	(477,683)
Net cash flow from operating activities	13,276	34,285
II. Cash flows from investing activities：
Cash received from disposal of investments	357	3,120
Cash received from returns on investments	285	360
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	106	63
Other cash received relating to investing activities	1,455	487
Net cash received from the disposal of subsidiaries and other business entities	-	2,027
Sub-total of cash inflows	2,203	6,057
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(15,184)	(19,160)
Cash paid for acquisition of investments	(1,668)	(11,934)
Other cash paid relating to investing activities	(6,925)	(5)
Sub-total of cash outflows	(23,777)	(31,099)
Net cash flow from investing activities	(21,574)	(25,042)
III. Cash flows from financing activities：
Cash received from capital contributions	42	172
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	42	102

The First Quarterly Report for 2017
Cash received from borrowings	139,881	147,150
Sub-total of cash inflows	139,923	147,322
Cash repayments of borrowings	(144,028)	(157,930)
Cash paid for dividends, profits distribution or interest	(1,026)	(3,600)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(268)	(2,474)
Sub-total of cash outflows	(145,054)	(161,530)
Net cash flow from financing activities	(5,131)	(14,208)
IV. Effects of changes in foreign exchange rate	(55)	(88)
V. Net decrease in cash and cash equivalents	(13,484)	(5,053)
Add: Cash and cash equivalents at 1 January	124,468	68,933
VI. Cash and cash equivalents at 31 March	110,984	63,880

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The First Quarterly Report for 2017
Cash Flow Statement
for the three-month periods ended 31 March 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2017	Three-month periods ended 31 March 2016
I. Cash flows from operating activities：
Cash received from sale of goods and rendering of services	249,135	200,810
Refund of taxes and levies	38	281
Other cash received relating to operating activities	5,170	6,597
Sub-total of cash inflows	254,343	207,688
Cash paid for goods and services	(166,951)	(120,444)
Cash paid to and for employees	(7,290)	(7,913)
Payments of taxes and levies	(58,535)	(53,848)
Other cash paid relating to operating activities	(13,745)	(18,126)
Sub-total of cash outflows	(246,521)	(200,331)
Net cash flow from operating activities	7,822	7,357
II. Cash flows from investing activities：
Cash received from disposal of investments	3,961	1,704
Cash received from returns on investments	1,497	6,243
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	490	507
Net cash received from the disposal of subsidiaries and other business entities	-	2,027
Other cash received relating to investing activities	543	219
Sub-total of cash inflows	6,491	10,700
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(7,028)	(11,065)
Cash paid for acquisition of investments	(4,390)	(14,899)
Other cash paid relating to investing activities	(2,730)	-
Sub-total of cash outflows	(14,148)	(25,964)
Net cash flow from investing activities	(7,657)	(15,264)
III. Cash flows from financing activities：
Cash received from borrowings	50,244	64,441
Sub-total of cash inflows	50,244	64,441
Cash repayments of borrowings	(55,946)	(66,683)
Cash paid for dividends or interest	(246)	(457)
Sub-total of cash outflows	(56,192)	(67,140)
Net cash flow from financing activities	(5,948)	(2,699)
IV. Net decrease in cash and cash equivalents	(5,783)	(10,606)
Add: Cash and cash equivalents at 1 January	98,250	46,453
V. Cash and cash equivalents at 31 March	92,467	35,847

The First Quarterly Report for 2017

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The First Quarterly Report for 2017
Segment Reporting
for the three-month periods ended 31 March 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2017	Three-month periods ended 31 March 2016
Income from principal operations
Exploration and production
External sales	17,119	11,542
Inter-segment sales	19,104	10,413
Subtotal	36,223	21,955
Refining
External sales	32,676	22,592
Inter-segment sales	214,908	164,400
Subtotal	247,584	186,992
Marketing and distribution
External sales	290,119	237,058
Inter-segment sales	891	708
Subtotal	291,010	237,766
Chemicals
External sales	93,725	58,251
Inter-segment sales	13,084	8,893
Subtotal	106,809	67,144
Corporate and others
External sales	134,245	74,389
Inter-segment sales	99,064	59,029
Subtotal	233,309	133,418
Elimination of inter-segment sales	(347,051)	(243,443)
Consolidated income from principal operations	567,884	403,832
Income from other operations
Exploration and production	1,797	1,409
Refining	1,125	1,016
Marketing and distribution	7,333	4,745
Chemicals	3,793	2,712
Corporate and others	253	347
Consolidated income from other operations	14,301	10,229
Consolidated operating income	582,185	414,061
Operating profit/(loss)
By segment
Exploration and production	(5,717)	(12,458)
Refining	16,292	13,115
Marketing and distribution	9,007	7,653
Chemicals	8,449	4,484

The First Quarterly Report for 2017
Corporate and others	1,048	1,152
Elimination	(4,300)	(1,170)
Total segment operating profit	24,779	12,776
Investment income/(loss)
Exploration and production	413	(397)
Refining	179	271
Marketing and distribution	547	232
Chemicals	2,400	1,115
Corporate and others	405	154
Total segment investment income	3,944	1,375
Financial expenses	(827)	(1,825)
Loss from changes in fair value	-	(2)
Operating profit	27,896	12,324
Add: Non-operating income	416	371
Less: Non-operating expenses	332	479
Profit before taxation	27,980	12,216

The First Quarterly Report for 2017
4.2	Quarterly financial statements prepared under International Financial Reporting Standards (“IFRS”)

Consolidated Income Statement
for the three-month periods ended 31 March 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2017	Three-month periods ended 31 March 2016
Turnover and other operating revenues
Turnover	567,884	403,832
Other operating revenues	14,301	10,229
Subtotal	582,185	414,061
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(438,807)	(287,801)
Selling, general and administrative expenses	(14,614)	(16,400)
Depreciation, depletion and amortization	(27,256)	(25,309)
Exploration expenses, including dry holes	(2,276)	(2,152)
Personnel expenses	(15,431)	(13,951)
Taxes other than income tax	(58,169)	(55,101)
Other operating expense, net	(197)	(320)
Total operating expenses	(556,750)	(401,034)
Operating profit	25,435	13,027
Finance costs
Interest expense	(2,084)	(2,509)
Interest income	1,163	668
Foreign currency exchange income, net	94	16
Net finance costs	(827)	(1,825)
Investment income	52	35
Share of profits less losses from associates and joint ventures	3,892	1,515
Profit before taxation	28,552	12,752
Tax expense	(6,297)	(3,181)
Profit for the period	22,255	9,571
Attributable to：
Owners of the Company	17,199	6,668
Non-controlling interests	5,056	2,903
Profit for the period	22,255	9,571
Earnings per share
Basic earnings per share (RMB)	0.142	0.055
Diluted earnings per share (RMB)	0.142	0.055

The First Quarterly Report for 2017
Consolidated Statement of Comprehensive Income
for the three-month periods ended 31 March 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2017	Three-month periods ended 31 March 2016
Profit for the period	22,255	9,571
Total other comprehensive income	(901)	1,424
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	(570)	954
Available-for-sale securities	(9)	1
Foreign currency translation differences	(326)	447
Share of other comprehensive income of associates and joint ventures	4	22
Total comprehensive income	21,354	10,995
Attributable to:
Owners of the Company	16,470	10,946
Non-controlling interests	4,884	49

The First Quarterly Report for 2017
Consolidated Balance Sheet
as at 31 March 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	At 31 March 2017	At 31 December 2016
Non-current assets：
Property, plant and equipment, net	671,709	690,594
Construction in progress	123,242	129,581
Goodwill	6,346	6,353
Interest in associates	67,879	66,116
Interest in joint ventures	52,282	50,696
Available-for-sale financial assets	11,521	11,408
Deferred tax assets	8,112	7,214
Lease prepayments	54,726	54,241
Long-term prepayments and other non-current assets	70,401	70,145
Total non-current assets	1,066,218	1,086,348
Current assets:
Cash and cash equivalents	110,984	124,468
Time deposits with financial institutions	24,066	18,029
Trade accounts receivable	56,265	50,289
Bills receivable	13,425	13,197
Inventories	159,934	156,511
Prepaid expenses and other current assets	48,025	49,767
Total current assets	412,699	412,261
Current liabilities：
Short-term debts	50,082	56,239
Loans from Sinopec Group Company and fellow subsidiaries	16,416	18,580
Trade accounts payable	158,158	174,301
Bills payable	6,039	5,828
Accrued expenses and other payables	198,357	224,544
Income tax payable	10,923	6,051
Total current liabilities	439,975	485,543
Net current liabilities	(27,276)	(73,282)
Total assets less current liabilities	1,038,942	1,013,066
Non-current liabilities：
Long-term debts	77,913	72,674
Loans from Sinopec Group Company and fellow subsidiaries	44,832	44,772
Deferred tax liabilities	6,967	7,661
Provisions	39,706	39,298
Other long-term liabilities	17,179	17,426
Total non-current liabilities	186,597	181,831

The First Quarterly Report for 2017
Total net assets	852,345	831,235
Equity：
Share capital	121,071	121,071
Reserves	606,333	589,923
Total equity attributable to owners of the Company	727,404	710,994
Non-controlling interests	124,941	120,241
Total equity	852,345	831,235

The First Quarterly Report for 2017
Consolidated Statement of Cash Flows
for the three-month periods ended 31 March 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2017	Three-month periods ended 31 March 2016
Net cash generated from operating activities(a)	13,276	34,285
Investing activities
Capital expenditure	(14,278)	(17,681)
Exploratory wells expenditure	(906)	(1,479)
Purchase of investments, investments in associates and investments in joint ventures	(1,668)	(11,934)
Proceeds from disposal of investments and investments in associates, net	357	5,147
Proceeds from disposal of property, plant, equipment and other non-current assets	106	63
Decrease in time deposits with maturities over three months	(6,067)	(2)
Interest received	597	484
Investment and dividend income received	285	360
Net cash used in investing activities	(21,574)	(25,042)
Financing activities
Proceeds from bank and other loans	139,881	147,150
Repayments of bank and other loans	(144,028)	(157,930)
Distributions by subsidiaries to non-controlling interests	(268)	(2,474)
Contributions to subsidiaries from non-controlling interests	42	172
Interest paid	(758)	(1,126)
Net cash used in financing activities	(5,131)	(14,208)
Net decrease in cash and cash equivalents	(13,429)	(4,965)
Cash and cash equivalents at 1 January	124,468	68,933
Effect of foreign currency exchange rate changes	(55)	(88)
Cash and cash equivalents at 31 March	110,984	63,880

The First Quarterly Report for 2017
Note to consolidated statement of Cash Flows

(a)	Reconciliation of profit before taxation to net cash generated from operating activities
Items	Three-month periods ended 31 March 2017	Three-month periods ended 31 March 2016
Operating activities
Profit before taxation	28,552	12,752
Adjustments for:
Depreciation, depletion and amortization	27,256	25,309
Dry hole costs written off	2,085	1,636
Share of profits from associates and joint ventures	(3,892)	(1,515)
Investment income	(52)	(35)
Interest income	(1,163)	(668)
Interest expense	2,084	2,509
Loss on foreign currency exchange rate changes and derivative financial instruments	414	118
Loss on disposal of property, plant, equipment and other non-current assets, net	16	5
Impairment losses on assets	303	47
Operating profit before change of operating capital	55,603	40,158
Accounts receivable and other current assets	(5,336)	16,588
(Decrease)/increase of inventories	(3,423)	6,931
Accounts payable and other current liabilities	(30,717)	(24,751)
Subtotal	16,127	38,926
Income tax paid	(2,851)	(4,641)
Net cash generated from operating activities	13,276	34,285

The First Quarterly Report for 2017
Segment Reporting
for the three-month periods ended 31 March 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited

Information of the company and its subsidiaries (the “Group”) reportable segments is as follows:
Items	Three-month periods ended 31 March 2017	Three-month periods ended 31 March 2016
Turnover
Exploration and production
External sales	17,119	11,542
Inter-segment sales	19,104	10,413
Subtotal	36,223	21,955
Refining
External sales	32,676	22,592
Inter-segment sales	214,908	164,400
Subtotal	247,584	186,992
Marketing and distribution
External sales	290,119	237,058
Inter-segment sales	891	708
Subtotal	291,010	237,766
Chemicals
External sales	93,725	58,251
Inter-segment sales	13,084	8,893
Subtotal	106,809	67,144
Corporate and others
External sales	134,245	74,389
Inter-segment sales	99,064	59,029
Subtotal	233,309	133,418
Elimination of inter-segment sales	(347,051)	(243,443)
Turnover	567,884	403,832
Other operating revenues
Exploration and production	1,797	1,409
Refining	1,125	1,016
Marketing and distribution	7,333	4,745
Chemicals	3,793	2,712
Corporate and others	253	347
Other operating revenues	14,301	10,229
Turnover and other operating revenues	582,185	414,061
Result
Operating profit/(loss)
By segment
Exploration and production	(5,764)	(12,526)
Refining	16,754	13,443
Marketing and distribution	9,161	7,690

The First Quarterly Report for 2017
Chemicals	8,509	4,551
Corporate and others	1,075	1,039
Elimination	(4,300)	(1,170)
Total segment operating profit	25,435	13,027
Share of profits / (losses) from associates and joint ventures
Exploration and production	413	(406)
Refining	182	275
Marketing and distribution	532	219
Chemicals	2,397	1,111
Corporate and others	368	316
Aggregate share of profits from associates and joint ventures	3,892	1,515
Investment income
Exploration and production	-	9
Refining	(3)	(4)
Marketing and distribution	15	13
Chemicals	3	4
Corporate and others	37	13
Aggregate investment income	52	35
Net finance costs	(827)	(1,825)
Profit before taxation	28,552	12,752

The First Quarterly Report for 2017
4.3	Differences between Consolidated Financial Statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognized as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety Production Fund

Under ASBE, safety production fund should be recognized in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2017	Three-month periods ended 31 March 2016
Net profit under ASBE	21,683	9,035
Adjustments:
Government grants (i)	28	29
Safety production fund (ii)	544	507
Profit for the period under IFRS	22,255	9,571

The First Quarterly Report for 2017
Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

Items	At 31 March 2017	At 31 December 2016
Shareholders’ equity under ASBE	853,607	832,525
Adjustments:
Government grants(i)	(1,262)	(1,290)
Total equity under IFRS	852,345	831,235

4.4	Restatement of prior period financial statements

Pursuant to the resolution passed at the Directors’ meeting on October 29, 2015, the Company entered into the JV Agreement with Sinopec Assets Management Corporation (“SAMC”) in relation to the formation of the Gaoqiao Petrochemical Co., Ltd. According to the JV Agreement, the Company and SAMC jointly set up Gaoqiao Petrochemical Co., Ltd. for RMB 100 million in cash in 2016. Subsequently, the Company subscribed capital contribution with the net assets of Gaoqiao Branch of the Company and SAMC subscribed capital contribution with the net assets of Gaoqiao Branch of SAMC. The capital contribution was completed on June 1, 2016, after which the Company held 55% of Gaoqiao Petrochemical Co., Ltd.’s voting rights and became the parent company of Gaoqiao Petrochemical Co., Ltd.

As Sinopec Group Company controls both the Group and SAMC, the non–cash transaction described above between Sinopec and SAMC has been accounted as business combination under the common control. Accordingly, the assets and liabilities of Gaoqiao Branch of SAMC have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Gaoqiao Branch of SAMC on a combined basis. The Group's operating results for the three months ended on 31 March 2016, which were disclosed in previous years, has been restated accordingly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 28, 2017